Exhibit 4.5

NORDIC AMERICAN TANKER SHIPPING LIMITED
AMENDMENT
TO
2004 STOCK INCENTIVE PLAN

1.)  Section 1.4

The first sentence of Section 1.4 is hereby deleted in its entirety and replaced with the following text:

Awards may be made under the Plan in the form of (a) incentive stock options, (b) non-qualified stock options, (c) stock appreciation rights, (d) dividend equivalent rights, (e) restricted stock, (f) unrestricted stock, (g) restricted stock units, (h) performance shares and (i) phantom stock units.

2.)  Section 1.5(d)

The proviso at the end of Section 1.5(d) is hereby revised to read as follows:

“provided that any dividends paid on such shares are also forfeited pursuant to such Section 2.7(e); and any shares in respect of which a stock appreciation right, performance share award or phantom stock unit is settled for cash.”

Section 2.7(e)

The last sentence of Section 2.7(e) shall be deleted and replaced in its entirety as follows:

The Administrator, in its sole discretion, may require that all dividends paid on such shares also be forfeited, whether by termination of any escrow arrangement under which such dividends are held, by the Grantee's repayment of dividends he received directly, or otherwise.

3.)  Section 2.10.

A new Section 2.10 is hereby added to the Plan to read as follows:

2.10  Grant of Phantom Stock Units

(a)  Phantom Stock Unit Grants.  The Administrator may grant phantom stock units to such key persons, in such amounts, and subject to such vesting and forfeiture provisions and other terms and conditions, as the Administrator shall determine in its sole discretion, subject to the provisions of the Plan.  Each phantom stock unit shall represent a notional share of Common Stock.  No grantee of a phantom stock unit shall have any rights of stockholder of the Company with respect to such award unless and until the award in canceled in exchange for shares of Common Stock.  Holders of phantom stock units shall not (i) be entitled to any voting rights with respect to any phantom stock units and (ii) be entitled, by reason of holding any phantom stock unit, to any distributions payable to shareholders of Common Stock; provided, however, that the Administrator, in its sole discretion, may provide that the phantom stock unit shall be entitled to receive dividend equivalent rights, on such terms and conditions as the Administrator shall determine in its sole discretion.  The Administrator may, in its sole discretion, determine that the phantom stock unit may be canceled on such terms and conditions as set forth in the applicable Award Agreement, including (1) for no payment, (2) in exchange for a cash payment or (3) in exchange for shares of Common Stock.

(b)  Other Provisions.  Phantom stock units may be made independently of or in connection with any other award under the Plan.  A grantee of a phantom stock unit award shall have no rights with respect to such award unless such grantee accepts the award with such period as the Administrator shall specify by accepting delivery of a phantom stock unit agreement in such form as the Administrator shall determine and, in the event the phantom stock unit is canceled in exchange for shares of Common Stock newly issued by the Company, the grantee of the phantom stock unit makes payment to the Company or its exchange agent by certified or official bank check (or the equivalent thereof acceptable to the Company) in an amount at least equal to the par value of the shares covered by the award.

(c)  Nontransferability.  Phantom stock units may not be sold, assigned, transferred, pledged or otherwise encumbered or disposed of except as otherwise specifically provided in this Plan or the applicable phantom stock unit agreement.

4.)  Section 3.7(h)

A new Section 3.7(h) is hereby added to the Plan to read as follows:

(h)  Outstanding Phantom Stock Units.  The Administrator may equitably adjust (including, without limitation, by payment of cash) the terms of any outstanding phantom stock unit (including, without limitation, the number of notional shares of Common Stock covered by the award and/or the type of notional property covered by the award), in such manner as it, in its sole discretion, deems appropriate to preserve the benefits or potential benefits intended to be made available to the grantee of such outstanding phantom stock unit, for any unusual or nonrecurring event, including any stock split, reverse stock split, stock dividend, spin-off, split-up, recapitalization, extraordinary dividend or other extraordinary distribution, repurchase, exchange or reclassification of shares or other securities of the Company, reorganization, merger, consolidation, combination, liquidation, dissolution, sale of substantially all the assets of the Company, or other similar corporate change.

SK 01318 0002 881678